

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Via E-mail
Wei Mei Tu
Chief Executive Officer
Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

      Re: Zhen Ding Resources Inc.
               Amendment No. 3 to Registration Statement on Form S-1
               Filed April 17, 2015
               File No. 333-193211

Dear Ms. Tu:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 and revised disclosure stating that you are not an offshore SPV, "as we currently control our Chinese operating entity through a joint venture arrangement which is permitted under Chinese regulations regarding foreign ownership." You disclose that Zhen Ding Resources Inc. and Zhen Ding CA are holding companies controlled by PRC residents and that Zhen Ding JV is 70% controlled by Zhen Ding CA (a California corporation) and 30% controlled by Xinzhou Gold. Please tell us in greater detail why you believe that the company is not considered an offshore special purpose vehicle under PRC laws and regulations and why you are not required to obtain PRC approvals and registrations in connection with the CSRC, SAFE, and SAIC for your joint venture arrangement under PRC regulations regarding foreign ownership.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Wayne Chiang, Esq.
        Chiang Law Office, P.C.